Exhibit 99.1

ChinaCache Announces New Board Chairman and Board of Directors Committee Appointments

BEIJING, August 23, 2019 (GLOBE NEWSWIRE) -- ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq GS: CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced the appointment of a new Board of Directors’ (“the Board”) Chairman in addition to new committee appointments at a meeting held on August 20, 2019.

The Board nominated and elected Mr. Bang Zhang to serve as the Company’s Board Chairman. Mr. Zhang has served as an independent director of ChinaCache since 2017. Mr. Zhang has more than twenty years of financial experience and currently serves as the Chief Financial Officer of DG Group, a social network and media company. Previously, Mr. Zhang served in various capacities as a director, chief financial officer, controller and accounting manager for a number of public and private companies. Mr. Zhang holds an MBA and is a fellow member of CGMA and CIMA.

Additionally, recently appointed independent board director, Mr. Dong Yu, was nominated and appointed Chairman of the Renumeration Committee and Chairman of the Nominating Committee. Mr. Yu, a CPA, based in Shanghai, serves as Vice President of Finance, APAC Region for Nexans Cable (China) Co., Limited, a regional subsidiary of Nexans S.A. a global player in the cable and optical fiber industry and second largest global manufacturer of cables. Mr. Yu through his deep experience working in the APAC region, brings leadership experience from working across various commercial, operational and compliance functions.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. is a leading total solutions provider of Internet content and application delivery services in China. Through its distinctive 3-tier Internet ecosystem, ChinaCache also offers Internet data center management, Internet Exchange operations and cloud hosting services.  ChinaCache's network is interconnected with the incumbent carriers as well as other local Internet & broadband service providers in China.  With two decades of experience in developing customized solutions for China's complex Internet infrastructure, ChinaCache has helped enterprises, SME clients, government agencies and other organizations enhance the reliability and scalability of their online services and applications.  To learn more about ChinaCache and how it has improved end-user experience, please visit ir.chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company's goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company's expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 10 6408-5686

Email: ir@chinacache.com